

March 7, 2013

Via E-Mail
Kenneth V. Moreland
Vice President, Chief Financial Officer and Treasurer
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, MD 21202

    Re: T. Rowe Price Group, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2012
           Filed February 5, 2013
           File No. 000-32191

Dear Mr. Moreland:

We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2012
Item 8. Financial Statements and Supplementary Data, page 30
Summary of Significant Accounting Policies, page 36
Other Investments, page 37

1.   We note your disclosure that you make initial seed investments in sponsored investment portfolios at the portfolio's formation and that, if you are deemed to have a controlling financial interest, you consolidate the seeded investment and the underlying individual securities are accounted for as trading securities. On page 36 you define a controlling

financial interest as owning a majority of the voting interest in an entity. Please respond to the following:

- Tell us how often you create these new seeded investments and quantify the number of new seeded products created during each reported period.
- Describe your typical investment in the seeded products. Clarify whether your original investment typically represents the majority of the equity investment in the new product and how long you typically hold the majority of the investment.
- Tell us and disclose in your future filings how you deconsolidate your investments and describe the related changes to your financial statements upon deconsolidation, including how you account for any fee revenues earned from these investments while you consolidated them. Discuss how many of these seeded investments were deconsolidated during the reported periods.
- Clarify in your future filings whether you determined the seeded investment funds to be variable interest entities or voting interest entities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Rebekah Lindsey at (202) 551-3303 if you have questions regarding this comment.

Sincerely,

/s/ Hugh West

Hugh West
Branch Chief